Exhibit 99.1

FREESEAS INC.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 8, 2016

To the Shareholders of FreeSeas Inc.:

A Special Meeting of Shareholders (the “Special Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”) will be held on April 8, 2016 at the principal executive offices of FreeSeas Inc. at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, at 17:00 Greek time/10:00 am Eastern Standard Time. The purpose of the Special Meeting is as follows

1. To grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock ratios within the range from 1-for-2 up to 1-for-200 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-200, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting.

2. To ratify the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with (i) a securities purchase agreement between the Company and MTR3S Holding Ltd., dated March 1, 2016 (the “March 2016 Private Placement”); (ii) a debt settlement agreement and release between the Company and Intermodal Shipbrokers Co., dated January 19, 2016 (the “Intermodal Private Placement”); (iii) a securities purchase agreement between the Company and Mordechai Vizel, dated January 19, 2016 (the “Vizel Private Placement”); (iv) a securities purchase agreement between the Company and Alpha Capital Anstalt, dated January 6, 2016 (the “Alpha Private Placement”); (v) a debt settlement agreement between the Company and Sichenzia Ross Friedman Ference LLP, dated October 7, 2015 (the “October 2015 Private Placement”); and (vi) a securities purchase agreement between the Company and Service Trading Company, LLC, dated August 20, 2015 (the “August 2015 Private Placement”);

3. To approve the potential issuance of more than 20% of the Company’s issued and outstanding common stock at a price that is less than the greater of book or market value in accordance with the following potential future transactions: (i) one or multiple purchase agreements for the sale of common stock or securities convertible into common stock up to $2 million for working capital at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting (the “Future Working Capital Private Placement”), (ii) one or multiple debt settlement agreements for the sale of common stock or securities convertible into common stock of up to $6 million for the settlement of trade or bank debt at a discount to the market price of up to 50%, to be entered into within 180 days of the Special Meeting (the “Future Debt Settlement Private Placement”), and (iii) a purchase agreement for the sale of common stock or securities convertible into common stock up to $15 million for asset acquisitions at a discount to the market price of up to 65%, to be entered into within 180 days of the Special Meeting (the “Future Asset Acquisition Private Placement”, and collectively with the Future Working Capital Private Placement and the Future Debt Settlement Private Placement, the “Future Private Placements”);

Our Board of Directors has fixed the close of business on March 14, 2016 as the record date for determining those shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

/s/ Maria Badekas
Maria Badekas
Secretary

Athens, Greece

March 15, 2016

All shareholders are invited to attend the Special Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the proxy card enclosed with this Proxy Statement as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Special Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.